UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6   )*

Echelon Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
27874N 10 5
(CUSIP Number)
12/31/04
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

Page 1 of 7

CUSIP No. 27874N 10 5
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M. Kenneth Oshman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 38,520*
6. Shared Voting Power 5,376,861**
7. Sole Dispositive Power 38,520*
8. Shared Dispositive Power 5,376,861**
9. Aggregate Amount Beneficially Owned by Each Reporting Person 6,205,381***
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 14.8%
12. Type of Reporting Person (See Instructions)
IN

Page 2 of 7

CUSIP No. 27874N 10 5
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barbara S. Oshman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 5,376,861**
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,376,861**
9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,376,861**
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 13.1%
12. Type of Reporting Person (See Instructions)
IN

Page 3 of 7

Item 1.

(a)    Name of Issuer: Echelon Corporation

(b)     Address of Principal Business Office or, if none, Residence: 550 Meridian Avenue, San Jose, CA 95126

Item 2.

(a)     Name of Person Filing: M. Kenneth Oshman and Barbara S. Oshman, husband and wife

(b)     Address of Principal Business Office or, if none, Residence: 550 Meridian Avenue, San Jose, CA 95126

(c)     Citizenship: United States of America

(d)     Title of Class of Securities: Common Stock, $0.01 par value

(e)     CUSIP Number: 27874N 10 5

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owed:

        M. Kenneth Oshman: 6,205,381 shares***
      Barbara S. Oshman: 5,376,861 shares**

(b)    Percent of class:

M. Kenneth Oshman: 14.8%, based on 41,186,601 outstanding shares of Common Stock of the Issuer as of December 31, 2004.

Barbara S. Oshman: 13.1%, based on 41,186,601 outstanding shares of Common Stock of the Issuer as of December 31, 2004.

(c)    Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

M. Kenneth Oshman: 38,520 shares*
Barbara S. Oshman: 0 shares

(ii) Shared power to vote or to direct the vote

M. Kenneth Oshman: 5,376,861 shares**
Barbara S. Oshman: 5,376,861 shares**

(iii) Sole power to dispose or to direct the disposition of

M. Kenneth Oshman: 38,520 shares*
Barbara S. Oshman: 0 shares

(iv) Shared power to dispose or to direct the disposition of

M. Kenneth Oshman: 5,376,861 shares**
Barbara S. Oshman: 5,376,861 shares**

*	These 38,520 shares are registered in the name of M. Kenneth Oshman as trustee of trusts not for the benefit of Mr. Oshman.

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**	4,888,433 shares are held by M. Kenneth Oshman and Barbara S. Oshman, Trustees of the Oshman Trust Dated July 10, 1979 (the “Oshman Trust”). 488,428 shares are held by O-S Ventures, of which the Oshman Trust is general partner.

***	Includes 790,000 shares which may be acquired within 60 days of December 31, 2004 upon exercise of stock options by M. Kenneth Oshman.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Page 5 of 7

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

Page6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

 2/7/05
Date

                                                             /s/ M. Kenneth Oshman
                                                   Signature

            M. Kenneth Oshman
Name/Title

                        2/7/05
 Date

                                                             /s/ Barbara S. Oshman
                                                   Signature

            Barbara S. Oshman
Name/Title

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